QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer Pursuant to
Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934

For the Month of November 2002

EDP- Electricidadé de Portugal

Avenida José Malhoa
Lote A-13
1070 Lisbon, Portugal
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ☐ No ☒

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 21, 2002

EDP- Electricidadé de Portugal
By:	/s/ FRANCISCO DE LA FUENTE SÁNCHEZ Name: Francisco de la Fuente Sánchez Title: Director

[EDP LETTERHEAD]

EDP Announces Debt Tender Offer and Consent
Solicitation for Escelsa Senior Notes due 2007

EDP—Electricidade de Portugal, S.A. ("EDP") today announces the launch of a cash tender offer (the "Offer") and consent solicitation ("Consent Solicitation") relating to any and all of Escelsa—Espirito Santo Centrais Electricas, S.A. ("ESCELSA") 10% Senior Notes due 2007 (the "Notes").

The purpose of the Offer and Consent Solicitation is to acquire any and all of ESCELSA's outstanding Notes, which amount to US$430.96 million, and effect the deletion of substantially all of the protective covenants and related default provisions in the Indenture, thus providing ESCELSA with increased operational and financial flexibility. As of the date hereof EDP owns US$151.58 million aggregate principal amount of the Notes, representing approximately 35% of the total Notes outstanding.

The Purchase and the Consent Solicitation Price

The consideration for each US$1,000 principal amount of Notes tendered pursuant to the Offer (the "Purchase Price") will be the lesser of: (A) the sum of (i) the price of the 8.00% Brazil Capitalization Bond (C-Bond) due April 15, 2014 (pls. refer to Note 1) plus (ii) 3% of the face value of the Notes tendered (under current market conditions this would be equivalent to approximately US$645); and (B) US$750.

The consideration for the tender of Notes and delivery of related consents pursuant to the Consent Solicitation (the "Consent Payment") will be the Purchase Price plus an amount equal to 2% of the face value of the Notes tendered by the registered holder of the Notes upon valid tender of the Notes and delivery of the related consents. Thus, the total consideration for holders who tender and consent prior to the expiration of the Consent Solicitation will be the lesser of: (A) the sum of (i) the price of the 8.00% Brazil Capitalization Bond (C-Bond) due April 15, 2014 (pls. refer to Note 1) plus (ii) 5% of the face value of the Notes tendered (under current market conditions this would be equivalent to approximately US$665); and (B) US$770 per US$1,000 principal amount of the Notes tendered. Holders will only be paid the Consent Payment if they tender their Notes and deliver the related consents to the proposed amendments prior to the Consent Date.

Expiration Dates

The Consent Solicitation will expire at 5:00 p.m., New York City time, on Thursday, December 5, 2002, unless the Consent Solicitation is extended or earlier terminated ("Consent Date").

The Offer will expire at 11:59 p.m., New York City time, on Thursday, December 19, 2002, unless the Offer is extended or earlier terminated.

Background

EDP currently owns through Iven a 52.27% controlling stake in ESCELSA a company incorporated under Brazilian corporate law. ESCELSA engages primarily in the transmission and distribution of electricity in the States of Espírito Santo and Mato Grosso do Sul in Brazil.

In 1997, ESCELSA acquired a 55.4% controlling interest (76.50% voting interest) in ENERSUL, an electricity distribution company privatized by the state government of Mato Grosso do Sul. At present ESCELSA has a 65.2% controlling interest (87.9% voting interest) in ENERSUL.

As of December 31, 2001, ESCELSA had assets totaling R$3.5 billion, and ESCELSA and ENERSUL together provided approximately 95% and 94% of the electricity distributed in 2001 in the States of Espírito Santo and Mato Grosso do Sul, respectively and had concessions for 11 hydroelectric generation plants, 10,094 kilometers of transmission lines, 4,172 MVA transformer capacity and 60,717 kilometers of distribution lines.

ESCELSA had net operating revenues of R$566.8 million, R$1,358.9 million, R$989.0 million and R$807.4 million in the first half of 2002, in 2001, 2000 and 1999, and a net loss of R$174.4 million, a net loss of R$26.1 million, net income of R$3.8 million and a net loss of R$131.1 million in the first half of 2002, in 2001, 2000 and 1999, respectively.

Rationale of the Offer

As a result of the steep devaluation of the Real against the US Dollar experienced during 2001 and 2002, EDP's consolidated results have been influenced by the negative contribution from its Brazilian affiliates that still hold US dollar liabilities.

Following the restructuring of Bandeirante's debt in the beginning of 2002, ESCELSA and ENERSUL are now the only EDP Brazilian subsidiaries with US Dollar denominated debt outstanding.

ESCELSA and ENERSUL US Dollar denominated debt (September 2002)

	USD Amount	BRL Equivalent
Total US$ Debt	501,862,000	1,954,702,304
Bonds	445,448,000	1,734,975,415
Bank Debt	56,414,000	219,726,889

Local Hedge (in Brazil)	123,520,000	481,098,048
Hedge	48,507,000	188,929,915
Cash or fin. assets	75,013,000	292,168,134

Un-hedged US$Debt	378,342,000	1,473,604,255

After having gained control over ESCELSA in October 2002, EDP's board has decided to rationalize and mitigate the impact on the Group's consolidated income statement of the Real/US Dollar exchange rate volatility, arising from the US Dollar debt held by the subsidiary.

For that purpose, as referred to above, EDP has acquired US Dollar denominated financial assets that include US$151.58 million aggregate principal amount of ESCELSA's Notes. This represents approximately the proportion of the Group's share in ESCELSA's total US Dollar un-hedged debt.

After having achieved the objective initially set by EDP's Board, the operation announced today is aimed at assisting ESCELSA in increasing its operational and financial flexibility through the potential removal of substantially all of the existing covenants and related default provisions associated with the outstanding Notes. Such additional flexibility may be important for ESCELSA to face the current regulatory challenges of the Brazilian electricity sector.

EDP—ELECTRICIDADE DE PORTUGAL, S.A.

Additional information

UBS Warburg LLC is acting as the Dealer Manager for the Offer and Consent Solicitation. The Offer and Consent Solicitation are being made pursuant to an Offer to Purchase and Consent Solicitation Statement and related Letter of Transmittal and Consent, which more fully set forth the terms of the Offer and Consent Solicitation. Additional information concerning the terms of the Offer, tendering of Notes, Consent Solicitation, delivery of Consents, and conditions to the Offer and Consent Solicitation, may be obtained from Ralph Cimmino or David Knutson at UBS Warburg LLC at (in the United States, toll free) (888) 722-9555 at extension 8035 or +1 203 719 8035/1575. Copies of the Offer to Purchase and Consent Solicitation Statement and related documents may be obtained from Edward McCarthy at DF King & Co., the Information Agent, at 77 Water Street, 20th Floor, New York, NY, 10005 at (800) 714-3305 or +1 212 493-6952.

Note 1:

The price of the 8.00% Brazil Capitalization Bond (C-Bond) due April 15, 2014 will be calculated by the Dealer Manager using an average bid-side price for the named security based on prices appearing on the Tullet, Eurobroker and Garban screens, or any other recognized quotation source selected by the Dealer Manager in its sole discretion if these screens are unavailable or manifestly erroneous, as of 3:00 p.m. New York City time, two business days prior to the Offer expiration date.

QuickLinks

SIGNATURES
[EDP LETTERHEAD] EDP Announces Debt Tender Offer and Consent Solicitation for Escelsa Senior Notes due 2007 EDP—Electricidade de Portugal, S.A. ("EDP") today announces the launch of a cash tender offer (the "Offer") and consent solicitation ("Consent Solicitation") relating to any and all of Escelsa—Espirito Santo Centrais Electricas, S.A. ("ESCELSA") 10% Senior Notes due 2007 (the "Notes"). The purpose of the Offer and Consent Solicitation is to acquire any and all of ESCELSA's outstanding Notes, which amount to US$430.96 million, and effect the deletion of substantially all of the protective covenants and related default provisions in the Indenture, thus providing ESCELSA with increased operational and financial flexibility. As of the date hereof EDP owns US$151.58 million aggregate principal amount of the Notes, representing approximately 35% of the total Notes outstanding.
ESCELSA and ENERSUL US Dollar denominated debt (September 2002)